SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

20 March 2025

PRUDENTIAL PLC FULL YEAR 2024 RESULTS: BUILDING TOWARDS OUR 2027 STRATEGIC OBJECTIVES

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the year ended 31 December 2024.

Performance highlights on a constant exchange rate basis unless otherwise stated

All new business profit growth rates in this report are reported on a constant exchange rate basis, and excluding interest rate and other economic movements, unless otherwise stated.

-   New business profit of $3,078 million, up 11 per cent. Including the effects of interest rates and other economic movements, new business profit was broadly flat. TEV new business profit also up 11 per cent.

-   Operating free surplus generated from in-force insurance and asset management business of $2,642 million (2023: $2,706 million) was in line with the shape of free surplus generation we set out from 2022 to 2027. We continue to invest in improving our operating model, to build capabilities and create value, including through addressing variances.

-   Adjusted operating profit before tax increased 10 per cent to $3,129 million. Adjusted operating profit after tax increased by 7 per cent to $2,582 million. Earnings per share based on adjusted operating profit was 89.7 cents per share, representing an increase of 8 per cent on a consistent basis with 2023 (before the adjustment in  respect of the non-controlling interest in our Malaysia conventional life business).

-  Group EEV equity of $44.2 billion (2023: $45.3 billion on an actual exchange rate basis) equivalent to 1,664 cents per share (2023: 1,643 cents per share on an actual exchange rate basis).

-  Strong capital position with free surplus ratio of 234 per cent and GWS shareholder surplus over GPCR of $15.9 billion, equivalent to a cover ratio of 280 per cent. Allowing for the share buyback programme completion, payment of the 2024 second interim dividend and the commencement of the new bancassurance arrangement in Indonesia, the free surplus ratio would be 204 per cent.

-  Completed $1,045 million (123 million shares) in share buybacks as at 14 March under our $2 billion programme announced in June 2024. This programme is now expected to complete by the end of 2025 rather than our original guidance of mid-2026.

-  2024 total dividend of 23.13 cents per share, up 13 per cent, with 2024 second interim dividend of 16.29 cents per share. Including share buybacks total shareholder returns in FY24 were $1.4 billion.

Commenting on the results, CEO Anil Wadhwani, said: "In 2024 we made good progress in executing on our strategy to improve our operational capabilities and deliver growth. Our financial performance was in line with our guidance, with new business profit up 11 per cent and operating free surplus generated of $2,642 million. On a traditional embedded value (TEV) basis, which we will be converting to from Q1 2025, new business profit also grew 11 per cent in the year. The long-term growth trends inherent in our Asia and Africa markets are reasserting themselves, creating significant opportunities for us. Insurance penetration rates in Asia are low and there is continued, and growing, demand for long term savings and protection products across our markets, alongside a need for wealth management and retirement planning, particularly in our higher income Asian markets.

"We are well positioned to capitalise on this growth opportunity. Our focus is on writing quality new business alongside managing our in-force business and improving variances by enhancing operational delivery and serving our customers' needs. We have seen good progress in 2024 with improved cash signatures for new business, growth in the number of active agents in the second half and actions undertaken to improve our variances through implementing better health claims management, improving persistency and modernising our IT infrastructure to capture economies of scale.

"The dividend for 2024 is up 13 per cent on a per share basis and amounts to just over $600 million. This is alongside the $785 million we returned to shareholders in 2024 through our $2 billion share buyback programme, which we have accelerated to complete by the end of 2025 ahead of our original mid-2026 schedule. We have also announced that we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations. It is intended that following the completion of such a divestment, the net proceeds would be returned to shareholders. These initiatives underscore our disciplined capital management based on the clear framework communicated in June 2024 and our focus on improving shareholder returns. We intend to update you on our capital management plans at our half year 2025 Results in August."

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis (and for NBP only excluding interest rate and other economic movements)
New business profit	3,078	3,125	(2)%	11%
Operating free surplus generated from in-force insurance and asset management business	2,642	2,740	(4)%	(2)%
Group EEV equity*	44,218	45,250	(2)%	n/a
Adjusted operating profit before tax	3,129	2,893	8%	10%
Adjusted operating profit after tax	2,582	2,449	5%	7%
IFRS profit after tax	2,415	1,712	41%	43%
IFRS shareholders' equity*	17,492	17,823	(2)%	n/a

* Balance sheet metrics are presented after deduction of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia.

Business Performance

We are writing quality new business with improved cash signatures alongside improving operational delivery and better serving our customers' needs. The investment in, and focus on, our customer, distribution, and health strategic pillars is creating strong and stable platforms to support our future growth.

We are focused on building momentum in our agency channel by prioritising quality recruitment and through improving agent activation and productivity across all our markets. We are already seeing benefits, with our active agent count being 67,000 in the second half of 2024, up from 63,000 in the first half. Agency new business profit momentum improved in the second half of 2024, being 4 per cent higher than the same period in the prior year, compared with the (5) per cent decrease seen in the first half given the strong performance in 2023 when the Hong Kong border re-opened. Overall, new business profit per active agent grew 5 per cent. Key actions we are taking to drive the performance of the agency channel are quality recruitment, including through expanding our PRUVenture career development programme, partnering with MDRT.org to enhance agent training and development and continuing to invest in PRUForce, our agency digital platform, to improve our agents' productivity and our operational efficiency.

Bancassurance new business profit increased by 31 per cent. New business margins improved, before allowing for the effects of interest rate and other economic movements, driven by a higher contribution to APE sales from Health and Protection products, which now represent 8 per cent of our bancassurance APE sales. 14 markets achieved double-digit year-on-year growth in new business profit, led by Hong Kong, Singapore, and Taiwan. We also further strengthened our bancassurance platform with new strategic partnerships in Indonesia and by launching new wealth and health and protection products.

Health new business profit grew 11 per cent to $346 million, with growth led by Hong Kong, Singapore, and Indonesia, supported by new healthcare products, repricing initiatives, and further training and enablement of our agency force. Creating a specialist health pillar and sharing best practice across our health businesses has given us first-mover advantage on repricing, which has helped offset the effects of medical inflation.

We have achieved top quartile relationship Net Promoter Scores (rNPS) in five markets, improving from four markets in 2023, with all ten markets in which we measure rNPS now ranked in the first or second quartile. This reflects strong customer satisfaction, driven by continuous improvement in customer experience, and enhancement of our customer digital servicing platform, PRUServices, which we expect to have deployed in seven business units by the end of the first quarter of 2025.

Eastspring Investments reported strong net inflows from third parties (excluding money market funds and funds managed on behalf of M&G) of $6.5 billion (2023: $4.1 billion), contributing to total funds under management and advice (FUM) at 31 December 2024 of $258 billion. The growth in FUM reflects improved investment market conditions, better investment performance, and strong in-house and external retail momentum. We see asset management as an integrated part of the Prudential franchise.

Outlook

Our multi-channel and multi-growth model and our focus on operational delivery positions us well for 2025. We remain focused on quality growth and consistent execution of our transformation programme with 2025 marking the inflection point for growth in our gross operating free surplus generation. We expect to grow each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business by more than 10 per cent in 2025, all based on constant exchange rates. Based on this, we expect the dividend per share to increase by at least 10 per cent, in line with our dividend guidance.

Since announcing our strategy in 2023, we substantially reset our focus on Customer, Distribution and Health. We have been building and modernising our capabilities through targeted investments to address the historic under investment, including digitising and harmonising our core operations and infrastructure. Our investments are transforming our ways of working across all aspects of our business. We believe during 2025 and into 2026, we will further evolve our capabilities to a level that will position us strongly for accelerated growth. Looking further ahead, based on our relentless focus on writing quality new business, managing our in-force business and improving our net experience variances, we remain confident in achieving our 2027 financial and strategic objectives and generating sustainable value for our shareholders and other stakeholders.

KEY SUMMARY FINANCIALS

Earnings

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis
Adjusted operating profit	3,129	2,893	8%	10%
Adjusted operating profit after tax	2,582	2,449	5%	7%
Basic earnings per share based on adjusted operating profit* (cents)	89.7	89.0	1%	2%
IFRS profit after tax	2,415	1,712	41%	43%
Basic earnings per share based on IFRS profit after tax* (cents)	84.1	62.1	35%	37%

Value
Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis (and for NBP only excluding interest rate and other economic movements)
APE sales	6,202	5,876	6%	7%
Present value new business premiums (PVNBP)	30,612	28,737	7%	8%
New business profit (EEV)	3,078	3,125	(2)%	11%
New business margin (% APE)	50	53	(3)ppts	2ppts
Life weighted premium income	25,409	24,001	6%	7%
Group EEV equity*	44,218	45,250	(2)%	n/a
Group EEV equity per share (US$)*	16.64	16.43	1%	n/a
EEV operating profit	4,828	4,546	6%	7%
Operating return on embedded value (%)	12	12	-ppts	n/a
Group EEV per share ($)*	16.36	16.15	1%	n/a
Eastspring funds under management / advice ($bn)	258.0	237.1	9%	n/a

Capital

Key summary financials	2024 $m	2023 $m	Change on AER basis
IFRS shareholders' equity*	17,492	17,823	(2)%
IFRS shareholders' equity per share (US$)*	6.58	6.47	2%
Operating return on IFRS shareholders' equity (%)*	14	14	-ppts
Adjusted total comprehensive equity* #	36,660	37,346	(2)%
Operating free surplus generated from in-force insurance and asset management business	2,642	2,740	(4)%
Free surplus excluding distribution rights and other intangibles*	8,604	8,518	1%
Free surplus ratio (%)	234	242	(8)ppts
Group leverage ratio (Moody's basis) (%)	13	14	(1)ppts
Shareholders GWS coverage ratio over GPCR (%)	280	295	(15)ppts
Total GWS coverage ratio over GPCR (%)	203	197	6ppts
Dividend per share (cents)	23.13	20.47	13%

* Presented after deduction of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia.

# Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" in our Annual Results Document for further information.

Notes
The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our Annual Results Document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.

Annual Results Document

Prudential plc's results for the year ended 31 December 2024 are available to view on the Prudential corporate website at https://www.prudentialplc.com/investors and have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

This document will also be available at http://www.rns-pdf.londonstockexchange.com/rns/3777B_1-2025-3-19.pdf

We will announce our Full Year 2024 Results on Thursday, 20 March HKT | Wednesday, 19 March 2025 UKT & ET.

Please note the impact of time zones on the announcement date for your particular location.

Please find key details below:

Announcement publication

-   Hong Kong Stock Exchange & Financial Media: 6.00am HKT, Thursday 20 March | 10.00pm UKT - 6.00pm ET, Wednesday 19 March

-   London Stock Exchange: 3:00pm HKT | 7:00am UKT | 3.00am ET, Thursday 20 March

Pre-Recorded Results Presentation

-   A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT, on Thursday 20 March | 10.00pm UKT - 6.00pm ET, on Wednesday 19 March via this link: https://www.investis-live.com/prudential/67a38013bd0e0d0014d7b5de/japeht

-   A copy of the presentation script will also be available on Prudential plc's website at the same time.

Virtual Q&A Event for Analysts & Investors

Date: Thursday, 20 March 2025

Time: 4.30pm HKT | 8.30am UKT | 4.30am ET

How to Join:

Listen to the audio webcast online & Submit Questions: https://www.investis-live.com/prudential/67a382b40164ff000f7d4206/lqpmk

The audio webcast will be available for replay using the same link.

Dial-in to Listen & Ask Questions:

 -   Dial-in Numbers:

-   Hong Kong: +852 5803 3413

-   Hong Kong Freephone: +852 800 908 350

-   China: +86 21 8036 9402

-   UK & International: +44 (0) 20 3936 2999

-   UK Freephone: 0800 358 1035

-   Global dial-in numbers: https://www.netroadshow.com/events/global-numbers?confId=77645

-   Access Code: 218834

-   Please join 15 minutes before the start time (lines open at 4.00pm HKT | 8.00am UKT | 4.00am ET).

Post-Event Access

Transcript: Available on Tuesday, 25 March on Prudential's results centre webpage.

Playback Facility:

-   Dial: +44 (0) 20 3936 3001

-   Replay Code: 279410

-   Available from 9.00pm HKT | 1:00pm UKT | 9.00am ET on 20 March until 6.59am HKT on Friday, 4 April | 11.59pm UKT - 5.59pm ET on Thursday, 3 April.

For any questions, please contact us at the Investor Relations team using the details below.

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing the words 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-  current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the emergence, continuation and consequences of adverse geopolitical conditions, such as political instability, unrest, war, the ongoing conflicts between Russia and Ukraine and in the Middle East, and increasing global or diplomatic tensions related to China and/or the US, as well as resulting economic sanctions and export and currency controls), which may also impact policyholder behaviour and reduce product affordability;
-  asset valuation impacts from sustainability related considerations;
-  derivative instruments not effectively mitigating any exposures;
-  global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
-  the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-  the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-  the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
-  legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
-  the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting national approaches in this regard;
-  the impact of competition and fast-paced technological change;
-  the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-  the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
-  the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
-  the availability and effectiveness of reinsurance for Prudential's businesses;
-  the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
-  disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners), including the risk of cyber-attacks and challenges in integrating AI tools, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
-  the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
-  the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-  the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer